Exhibit 12.2

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2018	2017
	(in millions, except ratios)
Net income	$153	$93
Income taxes	42	52
Capitalized interest	(3)	(3)
	192	142
Fixed charges, as defined:

Interest	99	105
Capitalized interest	3	3
Interest component of rentals charged to operating expense	—	—
Total fixed charges	102	108

Earnings, as defined	$294	$250

Ratio of earnings to fixed charges	2.88	2.31